Filed Pursuant to Rule 253(g)(2)
File No. 024-10504

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 8 DATED APRIL 2, 2018
TO THE OFFERING CIRCULAR DATED OCTOBER 16, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated October 16, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on October 20, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Our Quarterly Net Asset Value (“NAV”) Per Share as of March 31, 2018;
•	Status of Our Share Redemption Plan;
•	Historical NAV Information; and
•	Update to April 2018 Distribution.

Net Asset Value as of March 31, 2018

As of March 31, 2018, our NAV per common share is $10.71. This NAV per common share shall be effective until updated by us on or about June 30, 2018 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	March 31, 2018 [1]	December 31, 2017 [1]
ASSETS
Cash and cash equivalents	$14,706	$10,073
Real estate investments, at fair value	60,537	58,213
Other assets	97	156
Total Assets	$75,340	$68,442

LIABILITIES
Accounts payable	$61	$77
Due to related party	165	132
Dividends payable [2]	982	1,253
Settling subscriptions	639	164
Total Liabilities	$1,847	$1,626

NET ASSETS CONSIST OF:
Fundrise Equity REIT, LLC Members’ Equity:
Common shares; unlimited shares authorized; 6,864,107 and 6,390,000 shares issued and outstanding, net of accumulated amortization of deferred offering costs, on March 31, 2018 and December 31, 2017, respectively	$61,544	$57,839
Accumulated deficit	(3,181)	(2,764)
Net adjustments to fair value	15,130	11,741
NET ASSETS	$73,493	$66,816
NET ASSET VALUE PER SHARE, on 6,864,107 and 6,390,000 shares issued and outstanding for the periods ended March 31, 2018 and December 31, 2017, respectively [3]	$10.71	$10.46

[1]	Estimated Balance Sheets as of March 31, 2018 and December 31, 2017.

[2]	This amount does not include accrual for dividends payable that were declared before March 31, 2018 that relate to the second quarter of 2018 or dividends payable that were declared before December 31, 2017 that relate to the first quarter of 2018, respectively.

[3]	The total shares issued and outstanding used in the computation of net asset value per share is the estimated amount of shares immediately prior to redemptions that are processed and effective on March 31, 2018 and December 31, 2017, respectively, as the NAV per share price is used to determine the redemption price in certain cases under our redemption plan.

On April 1, 2018, the Company announced that its net asset value per share (“NAV”) as of March 31, 2018 is $10.71 per share of our Common Shares. This NAV per common share shall be effective until updated by us on or about June 30, 2018 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the market value of our shares on a quarterly basis. However, the majority of our assets consist of commercial real estate properties and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our sponsor's internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) quarterly updates in the price of liquid assets for which third party market quotes are available, (3) accruals of our distributions payable at the end of the quarter related to the current or previous quarters, and (4) estimates of quarterly accruals, on a net basis, of our operating revenues, expenses and fees.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the previous or current quarter where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Beginning on April 1, 2018 the per share purchase price of our Common Shares will be $10.71 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after June 30, 2018, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

During the quarter ended March 31, 2018, we redeemed approximately 61,678 common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the quarterly NAV per common share, as determined in accordance with our valuation policies, for each fiscal quarter from September 30, 2016 to March 31, 2018.

Date	NAV Per Share
September 30, 2016	$9.55
December 31, 2016	$9.60
March 31, 2017	$9.82
June 30, 2017	$10.25
September 30, 2017	$10.45
December 31, 2017	$10.46
March 31, 2018	$10.71

Update to April 2018 Distribution

On March 28, 2018, we announced a daily distribution of $0.0016438356 per share (the “April 2018 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on April 1, 2018 and ending on April 30, 2018 (the “April 2018 Distribution Period”). As of April 1, 2018, the April 2018 Daily Distribution Amount equates to approximately 5.60% on an annualized basis calculated at the current rate, assuming a $10.71 per share purchase price.